UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November 2024	Commission File Number: 001-41563
BROOKFIELD ASSET MANAGEMENT LTD.
(Name of Registrant)
Brookfield Place
250 Vesey Street, 15th Floor
New York, New York, United States 10281-0221
(Address of Principal Executive Offices)
        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F ☑

Exhibit 99.1 of this Form 6-K (other than the “Letter to Shareholders” on page 4 therein) shall be incorporated by reference into the registrant’s registration statements on Form S-8 filed on December 13, 2022 (File No. 333-268783) and on Form F-10 filed on May 22, 2024 (File No. 333-279599) with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Interim Report to Shareholders of Brookfield Asset Management Ltd. for the quarter ended September 30, 2024
99.2	Certification of Chief Executive Officer pursuant to Canadian Law
99.3	Certification of Chief Financial Officer pursuant to Canadian Law

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT LTD.
Date: November 8, 2024	By:	/s/ Hadley Peer Marshall
Name: Hadley Peer Marshall Title: Chief Financial Officer